SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act 1934

Report on Form 6-K dated June 10, 2003

MEPC Limited

(Translation of Registrant’s Name into English)

Nations House

103 Wigmore Street

London W1H 9AB

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.) Form 20-F  ☒  Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the Information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.) Yes  ☐  No  ☒

Enclosure: MEPC announces New Chief Executive

Press Release

for Release to the UK Listing Authority on Thursday 5 June 2003

MEPC Limited announces that Richard Harrold will become Chief Executive with effect from 30 June 2003, succeeding Jamie Dundas who will leave the Board on that day.

Robert Ware, Iain Watters and Gavin Davidson will also leave the Board on 30 June 2003.

To ensure continuity pending the appointment of his successor Stephen East will continue as Finance Director until 30 September 2003, or such earlier date as a new appointment is made.

The Board has recorded its thanks and appreciation to the retiring Executive Directors for their substantial contribution to the company’s success in recent years.

Note

In February 2003 MEPC Limited became a wholly owned subsidiary of the BT Pension Scheme, which is advised by Hermes. Apart from Stephen East, the continuing directors of MEPC Limited are Sir Tim Chessells, Tony Watson, Nick Mustoe and Richard Harrold who are respectively, Chairman, Chief Executive, Chief Investment Officer and Head of Property at Hermes. It has been separately announced today that Richard Harrold will in due course relinquish his position as Head of Property at Hermes in order to concentrate full time on his role as Chief Executive of MEPC Limited.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MEPC Limited

Date:	June 10, 2003	By:	/s/ Stephen East
		Name:	Stephen East
		Title:	Finance Director